SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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CNH GLOBAL N.V.

Form 6-K for the month of November 2010

List of Exhibits:

1.	Press Release entitled “Case Names Celtic Gardens’ Owner John Cullen Landscaper of the Year”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

November 30, 2010

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE NAMES CELTIC GARDENS’ OWNER JOHN CULLEN

LANDSCAPER OF THE YEAR

Program Honors Industry’s Best Contractors

RACINE, Wis. (Nov. 29, 2010) – Case Construction Equipment and Total Landscape Care magazine have announced their selection of John Cullen, owner of Celtic Gardens in Dexter, Mich., as 2011 Landscaper of the Year.

The prestigious program recognizes the 12 best landscape companies across the United States. Finalists exemplify the highest standards of landscape professionals, including business acumen, marketing and equipment management expertise, attention to safety and community involvement. Competition is limited to landscapers with $8 million or less in current annual revenues.

“We congratulate John and Celtic Gardens for their success,” said Curtis Goettel, marketing manager, Case Construction Equipment. “Case is pleased to honor the landscape industry’s best contractors, and we remain committed to providing landscapers with the best equipment solutions to meet the challenges they face every day.”

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Page Two / John Cullen Named Landscaper of the Year

As a result of winning, Celtic Gardens will be featured in the January 2011 cover story of Total Landscape Care magazine. Plus, they and the other finalists won an all-expense-paid Bahamas cruise.

“It’s an honor to be recognized as the Landscaper of the Year, especially after meeting the other finalists. To be recognized in such impressive company is very humbling,” said Cullen.

A 20-year veteran in the landscaping industry, Cullen specializes in old-world stonework and the design and creation of period gardens for which he procures the finest trees, plants and building materials in the world. He often travels to Europe and Asia in search of antique garden statuary and building materials. Cullen’s high-end residential design capabilities enable him to compete successfully in a profitable market segment.

Celtic Gardens is the winner of numerous national and international awards from flower-and-garden shows, including earning Best in Show and gold medals at the Philadelphia, Singapore and Cincinnati flower shows.

Cullen will be one of the top contenders for design honors at the 2011 London-Chelsea Flower Show, considered one the most prestigious garden shows in the world.

In addition to winning the cruise, each of the finalists will be featured in Total Landscape Care magazine during 2011.

The 11 other finalists for the award include:

•	Chad Beidel, Outside Solutions Inc., Sykesville, Md.;

•	William Dickerson, WT Dickerson Enterprises, Monticello, Fla.;

•	Gene Ebertowski, Flora Terra Landscape Management, San Jose, Cal.;

•	Steve Emmerson, Royal Landscape & Maintenance, Inc., Gotha, Fla.;

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Page Three / John Cullen Named Landscaper of the Year

•	Matthew Esch, Esch Landscaping, LLC, Pigeon, Mich.

•	Thomas Nierman, Nierman Landscape & Design Inc., Woodstock, Ill.;

•	Shayne Newman, Yardscapes, New Milford, Conn.;

•	Chris Okeson and Chris Songstad, Luxury Landscaping & Lawn Care, LLP, Auduban, Minn.;

•	Doug and Carol Rowald, Heart of Texas Landscape & Irrigation Co., Inc., Belton, Tex.;

•	Jeff Schwartz, Greenskeeper Environmental, Burtonsville, Md.; and

•	Jay Townsend, J.W. Townsend, Inc., Charlottesville, Va.

For more information about the 2010 event finalists or to enter the 2011 competition, visit http://www.totallandscapecare.net/landscaper-of-the-year.

Total Landscape Care is a monthly magazine and digital media for professional landscapers. Launched in 2006, TLC has more than 76,000 subscribers who turn to the magazine for news, trends and ideas to help their landscaping businesses be more successful. For more information visit www.totallandscapecare.net.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

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